Exhibit Q

DESCRIPTION OF MM ISSUANCE, TRANSFER & REDEMPTION PROCEDURES – Strategic Variable Life (SL 9)

Exhibit 1(A)(11)

Massachusetts Mutual Life Insurance Company’s

Redemption and Transfer Procedures and Method

of Computing Adjustments on Payments and

Account Value Conversion to Fixed Benefit Policies

This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by Massachusetts Mutual Life Insurance Company (“MassMutual”) in connection with the issuance of the Policy described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policies. This document also describes, as required by Rule 6e- 3(T)(b)(13)(v)(B), the method that MassMutual will use in adjusting the payments and account values when a Policy is exchanged for a fixed benefit insurance policy.

1 “Public Offering Price”:

Purchase and Related Transactions

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

(a) Premium Schedules and Underwriting Standards

The minimum initial premium for a Policy is an amount sufficient (disregarding investment performance) to fund 12 times the first monthly deduction under the policy after deductions for premium loads.

A premium payment schedule may be selected at the time of application and may be changed at any time. The planned premium may be subject to minimum and maximum amounts which depend upon the Selected Face Amount of the Policy, the Insured’s age, sex and smoking class and the amount of the initial premium paid.

A Policyowner may make additional premium payments at any time before the death of the Insured while the Policy is still in force, but such payments cannot be less than $100.00. The Company has the right to refund premium paid if application of that premium increases the amount at risk. If any subsequent premium will cause the Policy to become a Modified Endowment Contract, MassMutual will follow certain procedures described in the prospectus for the Policy with respect to applying all or a portion of the premium to the Policy. The amount and frequency of any additional premium payments will affect the Account Value and may ultimately affect the amount of the Death Benefit and the period that the Policy will remain in force.

The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Insureds but recognize that mortality charges must be based upon factors such as age, sex, health and smoker status, and occupation.

(b) Application and Initial Premium Processing

Upon receipt of a completed application MassMutual will follow certain insurance underwriting (i.e., evaluation of risks) procedures designated to determine whether the applicant is insurable. This process may Involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

The Register Date is the date the Company allocates the first premium less certain deductions to the Separate Account. This date is the Valuation Date which is on, or next follows the later of the date on which we receive a completed Part I of the application for this Policy at our Administrative Office or the date we receive the first premium payment for the Policy at our Administrative Office. On the Register Date, MassMutual will allocate the initial premium less certain deductions to the MML Money Market Division until the end of the Free Look Period. Subject to the allocation rules in the Policy, the Account Value is then allocated among the Separate Account divisions and the GPA in accordance with the Policyowner’s instructions in the application. Subsequent premium payments will be similarly allocated upon receipt. Allocation instructions can be changed for any future premium payments. The allocation must be in whole percentage points. An allocation change will be effective as of the date the change request is received in good order at MassMutual’s Administrative Office.

Insurance coverage begins when a completed application has been submitted, the applicant has been judged to be insurable, and the initial premium has been paid. Otherwise, coverage begins when the Policy has been issued and the Company has received the first premium. This usually corresponds with the date the Policy is delivered.

(c) Free Look Provision

A Policy may be returned at the election of the Policyowner within 45 days after the date Part 1 of Application for the Policy was completed, or within 10 days (or longer if required by state law) after receipt of the issued Policy by the Policyowner, or within 10 days after MassMutual mails or delivers to the Policyowner a written notice of right of withdrawal, whichever is latest.

The Company will refund an amount equal to the total of all premiums paid for the Policy (or the Account Value where approved by state law), reduced by any amounts borrowed or withdrawn. The Policy will then be deemed void from the beginning.

(d) Repayment of Indebtedness

A loan made under the Policy will bear interest at the rate of 6% per year or the Policyowner, where permitted, may select an adjustable loan rate. For Policies under which an adjustable loan rate is selected, MassMutual will set the rate that will apply for the next Policy Year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody’s Investor Service or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 5%, whichever is higher. If the maximum limit is not at least 1/2 % higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate.

Interest accrues daily and becomes part of the Policy Debt. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary will be treated the same as a new loan and will be taken from the Separate Account divisions and the GPA in proportion to the non-loaned Account Value in each. If the Policy Debt equals or exceeds the Account Value, we may terminate the Policy. Prior to termination we must notify the Policyowner in writing of the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment within 31 days after the date we mailed the notice, the Policy will terminate without value at the end of those 31 days.

Any Policy Debt may be repaid in full or in part at any time while the Insured is living and the Policy is in force. Any repayments will result in the transfer of values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the divisions of the Separate Account.

The transfer will be made in proportion to the non-loaned value in each investment account at the time of repayment. If the loan is not repaid, we will deduct the amount due from any amount payable from a full surrender or upon the death of the Insured.

(e) Correction of Misstatement of Age or Sex

If MassMutual discovers that the Insured’s date of birth or sex as given in the application is not correct, an adjustment will be made. If the adjustment is made when the Insured dies, the Death Benefit will reflect the amount provided by the most recent mortality charge according to the correct age and sex. If the adjustment is made before the Insured dies, then future monthly deductions will be based on the correct age and sex.

2 “Redemption Procedures”:

Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

(a) Account Values

At any time while the Insured is still living the Policyowner may surrender the Policy and receive the Cash Surrender Value. This value is equal to the Account Value less any outstanding Policy Debt. At no time, however, will the Cash Surrender Value be less than zero.

In addition, subject to certain conditions after the Policy has been in force for 6 months, Withdrawals may be made on any Monthly Calculation Date by sending a written request to MassMutual. The minimum amount of any Withdrawal will be that amount which, before any withdrawal charge is applied, equals $100. The maximum amount of any Withdrawal is the Cash Surrender Value. The Account Value remaining after a Withdrawal must be at least equal to the following whichever is applicable: if the Withdrawal is made before the Policy Anniversary nearest the Insured’s 65th birthday, 12 multiplied by the most recent Account Value Charges for the Policy; if on or after such date, 60 multiplied by the most recent Account Value Charges. The amount withdrawn will be deducted from the Policy’s Account Value as of the Valuation Date applicable to the Monthly Calculation Date on which the withdrawal is made. Withdrawals may be made from the GPA or from any division as the Policyowner directs but may not exceed the non-loaned Account Value of that division or GPA. Withdrawals from the Separate Account will generally be paid within 7 days of receipt of the written request./1/

(b) Benefit Claims

As long as the Policy remains in force, MassMutual will pay a Death Benefit to the named Beneficiary in accordance with the designated settlement option generally within 7 days after MassMutual receives due proof of death of the Insured and verifies the validity of the claim. Payment of Death Benefits may, however, be postponed under certain circumstances./2/ In particular, during the first two Policy Years and in other circumstances in which MassMutual may have a basis for contesting the claim, there can be a delay beyond the 7 day period.

/1/	Payment from the Separate Account may be postponed whenever: (i) the New York Stock Exchange is closed other than for customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC or (ii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is no reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account’s net assets. Payment from the portion of the Account Value held in the GPA may be postponed up to six months. Payments under the Policy of any amount paid to MassMutual by check may be postponed until such time as the check has cleared the Policyowner’s bank.
/2/	See note 1, supra.

We will investigate all death claims arising within the 2 year contestable period. Upon receiving the information from a completed investigation, we will generally make a determination within 5 days as to whether the claim should be authorized for payment. Payments will be made promptly after authorization. If payment is delayed 10 working days or more from the effective date of surrender or Withdrawal, we will add interest at the same rate as is paid under the Interest Payment Option for the same period of time. The minimum amount of such interest is $25.

The Death Benefit is the amount payable to the named Beneficiary when the Insured dies. A choice of Death Benefits is available under the Policy (referred to as “Option 1.” and “Option 2”). The Death Benefit equals the greater of the Selected Face Amount (plus the Account Value, under Option 2), or the Minimum Face Amount in effect on the date of death, less Policy Debt, plus unearned or minus unpaid monthly deductions. The Minimum Face Amount is equal to Account Value times the Minimum Face Amount percentage. These percentages depend upon the Insured’s age, sex and smoking classification. The Death Benefit is increased by that part of any monthly deduction which applies to a period beyond the date of death. The Death Benefit is reduced by any Policy debt outstanding on the date of death and, if death occurs during a grace period, any unpaid monthly charges under the Policy. If the Insured dies after the first Policy Year, we will also include a pro rata share of any dividend allocated to the Policy for the year death occurs.

(c) Policy Loans

Loans can be made at any time while the Insured is living. The maximum loan is an amount equal to the Account Value at the time of the loan less any outstanding Policy Debt before the new loan, interest on the loan being made and on any outstanding Policy Debt to the next Policy Anniversary Date and an amount equal to the most recent monthly charge for the Policy multiplied by the number of Monthly Calculation Dates remaining until the next Policy Anniversary Date. The Policy must be properly assigned as collateral for the loan.

The Policy Debt is equal to the amount of all loans under the Policy plus interest which accrues daily. Interest payments are due on each Policy Anniversary. If not paid when due, interest will be added to the Policy Debt and, as part of the loan, will bear interest on the same terms. The loan amount requested will be secured by amounts taken from the Separate Account divisions and the GPA. in proportion to the non-loaned Account Value in each on the date of the loan. Shares taken from the divisions will be liquidated and the resulting dollar amounts will be transferred to the GPA. That portion of the Account Value held in the GPA to secure a loan will accrue earnings at a rate which is the greater of 3% and the Policy loan rate less a charge for expenses and taxes declared by MassMutual. If the Policy Debt exceeds the Account Value, we may terminate the Policy. Prior to termination we must notify the Policyowner in writing of the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment within 31 days after the date we mail the notice, the Policy will then terminate without value at the end of those 31 days.

The Policy Debt will bear interest at the rate of 6% per year or the Policyowner, where permitted, may select an adjustable loan rate. For Policies under which an adjustable loan rate is selected, MassMutual will set the rate that will apply for the next year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody’s Investors Service or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 5%, whichever is higher. If the maximum limit is at least 1/2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate.

Any Policy Debt may be repaid in full or in part at any time while the Insured is living and the Policy is in force. Any repayment will result in the transfer of values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the divisions of the Separate Account. The transfer will be made in proportion to the non-loaned value in each investment account at the time of repayment. If the loan is not repaid, we will deduct the amount due from any amount payable from a full surrender or upon the death of the Insured.

A Policy loan, whether or not repaid, will have a permanent effect on the Policyowner’s Account Value to the extent that the investment results of the division(s) or the rate of return on funds in the GPA not securing a loan differ from the rate credited on funds which secure a loan. The effect could be favorable or unfavorable. If the division(s) or the GPA earn interest at a rate greater than the rate credited on funds which secure a loan, a Policyowner’s Account Value will be less than it would have been had no loan been made. If the division(s) earn interest at a rate less than the rate credited on funds which secure a loan, the Policyowner’s Account Value will be greater than it would have been had no loan been made.

(d) Policy Termination

If the Account value less any Policy Debt is not sufficient to pay certain monthly deductions under the Policy on the Monthly Calculation Date, the remaining Account Value will be applied and the Policy will terminate after a grace period of 61 days. The Policy will stay in force during the grace period. Notice of the amount required to continue the Policy in force will be mailed to the addressee of record at his last known address and, if required, to any assignee of record. If a sufficient payment is not received by MassMutual during the grace period, the Policy will terminate without value on the later of the 61 days or 30 days after the notice is mailed. If a sufficient payment is received during the grace period, the payment will be allocated among the GPA and the division(s) in accordance with the Policyowner’s then current instructions.

If the Insured dies during a grace period, the Death Benefit proceeds will be reduced by any due and unpaid monthly deductions to the date of death.

3. Transfers

The Separate Account currently has thirty-three divisions, each of which invests exclusively in shares of a corresponding series of MML Fund, Oppenheimer Fund, American Century Fund, Goldman Sachs Trust, Janus Aspen Portfolio, MFS Trust, Panorama Fund, or T. Rowe Price Equity Series, which are no-load, open-end, diversified management investment companies registered with the SEC. There is no limit to the number of transfers in a policy year. However all transfers are subject to MassMutual’s procedures intended to detect and prevent market timing and excessive trading. There is no charge for the first 6 transfers in a Policy Year; for each subsequent transfer in a policy year, we reserve the right to charge an amount which is guaranteed not to exceed $10.

Policyowners may transfer all funds in the Separate Account to the GPA at any time. However, transfers from the GPA to the Separate Account may be made only once each Policy Year. Each such transfer may not exceed 25% of the non-loaned Account Value in the GPA at the time of the transfer. A transfer of 100% of the GPA will be allowed if i) in each of the 3 prior policy years a maximum transfer was made from the GPA, and ii) no premiums have been allocated to the GPA nor transfers made to the GPA (except as the result of a loan) during the 3 prior Policy Years. Any transfer will be effective as of the Valuation Date and all transfers made on one Valuation Date will be considered one transfer.

EXCHANGE PROCEDURE

The Policyowner may transfer the enter Account Value under the Policy to the GPA at any time. This transfer converts the Policy into a fixed benefit policy. The transfer will take effect when we receive a written request.